Trinity Mirror plc

12g3-2(b)

23 July 2008

08004209

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

SEC Mail Processing
Section

JUL 30 2008

Washington, DC
110

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

SUPPL

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

Corinna Bridges
Company Secretarial Assistant

Encs.

PROCESSED
AUG 13 2008
THOMSON REUTERS

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

Section

JUL 30 2008

12g3-2(b)

Washington, DC
110

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	14:51 23-Jul-08
Number	7290Z14

RNS Number : 7290Z
Trinity Mirror PLC
23 July 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**TRINITY MIRROR PLC**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): **This replaces the incorrect TR1 issued**	

12g 3-2(b)

by AXA S.A. on 22 July 2008	
3. Full name of person(s) subject to notification obligation:	**AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies**
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**21/07/2008**
6. Date on which issuer notified:	**22/07/2008**
7. Threshold(s) that is/are crossed or reached:	**12%**

8: Notified Details							
A: Voting rights attached to shares							
Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
0903994	33,429,657	33,429,657	3,389,360	3,389,360	26,860,911	1.31	10.42

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial	**Expiration date**	**Exercise/ conversion**	**No. of voting rights that may be**	**Percentage of voting**

12g 3-2(b)

instrument		period/date	acquired (if the instrument exercised/converted)	rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
30,250,271	11.73%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:		
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc)	200,000	0.07758% (Direct)
Sun Life Unit Assurance Ltd A/c X	325,000	0.12607% (Direct)
Sun Life Unit Assurance Ltd A/c X	105,000	0.04073% (Direct)
PPP Healthcare Group plc	15,474	0.00600% (Direct)
Sun Life Pensions Management Ltd A/c	500,000	0.19396% (Direct)
Sun Life Assurance Society plc	93,000	0.03608% (Direct)
AXA Insurance UK	40,000	0.01552% (Direct)
AXA UK Group Pension Scheme	9,000	0.00349% (Direct)
AXA Financial, Inc.	26,584,117	10.31230% (Indire
Sun Life International (IOM) Ltd	300,000	0.11637% (Indirect
AXA Financial, Inc *	267,794	0.10388% (Indirect
Sun Life Unit Assurance Ltd LTAV UK Equity	71,235	0.02763% (Indirect
Sun Life Unit Assurance Ltd ABL High Alpha	115,600	0.04484% (Direct)
Sun Life Unit Assurance Ltd FTSE All Share Tracker	45,660	0.01771% (Direct)
Sun Life Pensions Management LTAV UK Equity	344,813	0.13376% (Direct)
Sun Life Pensions Management ABL High Alpha	667,900	0.25909% (Direct)
Sun Life Pensions Management FTSE All Share Tracker	221,542	0.08594% (Direct)
AXA Winterthur	68,842	0.02670% (Direct)
Axa Sun Life with Profits Passive	174,222	0.06758% (Direct)
Axa Sun Life with Profits Passive	101,072	0.03921% (Direct)
Total Direct =	**3,389,360**	**1.31477%**
Total Indirect =	**26,860,911**	**10.41967%**
Total	30,250,271	11.73445%

12g3-2(b)

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Terry Marsh
15. Contact telephone name:	020 7003 2637

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Trinity Mirror plc

12g3-2(b)

23 July 2008

SEC Mail Processing
Section

JUL 30 2008

Washington, DC
110

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

Corinna Bridges
Company Secretarial Assistant

Encs.

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	17:23 22-Jul-08
Number	6539Z17

RNS Number : 6539Z
Trinity Mirror PLC
22 July 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**TRINITY MIRROR PLC**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):________	
3. Full name of person(s) subject to	**AXA S.A., 25 Avenue Matignon,**

12g3-2(b)

notification obligation:	75008 Paris and its group of companies
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	21/07/2008
6. Date on which issuer notified:	22/07/2008
7. Threshold(s) that is/are crossed or reached:	11%

8: Notified Details							
A: Voting rights attached to shares							
Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
0903994	33,429,657	33,429,657	3,389,360	3,389,360	23,681,525	1.31	9.19

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percentage of voting rights**

12g 3-2(b)

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
27,070,885	**10.50%**

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:		
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc)	200,000	0.07758% (Direct)
Sun Life Unit Assurance Ltd A/c X	325,000	0.12607% (Direct)
Sun Life Unit Assurance Ltd A/c X	105,000	0.04073% (Direct)
PPP Healthcare Group plc	15,474	0.00600% (Direct)
Sun Life Pensions Management Ltd A/c	500,000	0.19396% (Direct)
Sun Life Assurance Society plc	93,000	0.03608% (Direct)
AXA Insurance UK	40,000	0.01552% (Direct)
AXA UK Group Pension Scheme	9,000	0.00349% (Direct)
AXA Financial, Inc.	23,404,731	9.07898% (Indirect
Sun Life International (IOM) Ltd	300,000	0.11637% (Indirect
AXA Financial, Inc *	267,794	0.10388% (Indirect
Sun Life Unit Assurance Ltd LTAV UK Equity	71,235	0.02763% (Indirect
Sun Life Unit Assurance Ltd ABL High Alpha	115,600	0.04484% (Direct)
Sun Life Unit Assurance Ltd FTSE All Share Tracker	45,660	0.01771% (Direct)
Sun Life Pensions Management LTAV UK Equity	344,813	0.13376% (Direct)
Sun Life Pensions Management ABL High Alpha	667,900	0.25909% (Direct)
Sun Life Pensions Management FTSE All Share Tracker	221,542	0.08594% (Direct)
AXA Winterthur	68,842	0.02670% (Direct)
Axa Sun Life with Profits Passive	174,222	0.06758% (Direct)
Axa Sun Life with Profits Passive	101,072	0.03921% (Direct)
Total Direct =	**3,389,360**	**1.31477%**
Total Indirect =	**23,681525**	**9.18635%**
Total	27,070,885	10.50112%

12g3-2(b)

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Terry Marsh
15. Contact telephone name:	020 7003 2637

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

12g3-2(b)

Regulatory Announcement

Go to market news section

Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	09:53 23-Jul-08
Number	6828Z09

RNS Number : 6828Z
Trinity Mirror PLC
23 July 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Tri Mirr
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	Ye
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Deut Bank

12g3-2(b)

4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	21/07
6. Date on which issuer notified:	22/07
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction		Resulting situation after the triggering transacti			
if possible using the ISIN CODE	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of v rights
				Direct	Indirect	Direct
GB0009039941	8,834,089	8,834,089	Below 3%	Below 3%		Below 3%

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of vo rights

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	Below 3%

12g3-2(b)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	David Lindsay\Andrew Anderson
15. Contact telephone number:	+00 44 207 545 8533\8532

This information is provided by RNS
The company news service from the London Stock Exchange

END

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12g3-2(b)

END